AMENDMENT NO. 2

TO THE AMENDED AND RESTATED

PLAN OF DISTRIBUTION FOR

INVESCO SENIOR LOAN FUND

The Amended and Restated Plan of Distribution (the” Distribution Plan”), pursuant to Rule 12b-1 under the Investment Company Act of 1940, for the INVESCO SENIOR LOAN FUND (the “Fund”), dated as of October 15, 2012, is hereby amended, effective June 9, 2017, as follows:

WHEREAS, the parties desire to amend the Distribution Plan to add Class T Shares to Invesco Senior Loan Fund;

NOW THEREFORE, the parties hereby agree that the distribution fee authorized hereby shall not exceed, on an annual basis, 0.25% of the Fund’s average daily net assets attributable to Class T Shares,

All other terms and provisions of the Plan not amended herein shall remain in full force and effect.

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